TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY TANKERS LTD. ANNOUNCES
PRICING OF PUBLIC OFFERING OF CLASS A COMMON STOCK
Hamilton, Bermuda, June 19, 2009 — Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it has priced its follow-on public offering of 7,000,000 shares of Class A common stock, at $9.80 per share. The offering is expected to close on June 24, 2009, subject to customary closing conditions. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares to cover any over-allotments. The Company expects to use the net offering proceeds to acquire a 2003-built Suezmax tanker (the Ashkini Spirit) from Teekay Corporation (NYSE: TK) for $57 million and to repay a portion of its outstanding debt under its revolving credit facility. Upon the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility will immediately increase by a further $58.0 million. Any amounts drawn under this facility are not subject to any scheduled principal repayments until at least November 2012.
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time charter and spot tanker market trading. Teekay Tankers will acquire from Teekay Corporation the Suezmax tanker the Ashkini Spirit upon the closing of the offering. Teekay Corporation has also agreed to offer to the Company, prior to June 18, 2010, the right to purchase from it an additional Suezmax tanker. Teekay Tankers intends to continue to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ Class A common stock is listed on the New York Stock Exchange under the symbol “TNK.”
The joint book running managers for the offering are Morgan Stanley and Citi.
When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, phone: 1-866-718-1649, email: prospectus@morganstanley.com; or Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220; phone: 1-800-831-9146.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
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